June 10, 2014

Re:	Comjoyful International Company Amendment No. 2 to Form 8-K Filed May 9, 2014

File No. 000-08299

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of Comjoyful International Corporation, a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 19, 2014 with respect to the Amendment No. 2 to Form 8-K, File No. 000-08299 (“8-K”) filed on May 9, 2014 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form 8-K (the “Revised 8-K”), filed concurrently with the submission of this letter in response to the Staff’s comments..

Liquidity and Capital Resources, page 27

1.	We note from your response to comment five that the company intends to implement a sales agent mechanism, and set up city-level agents. Expand your disclosure to clarify how the company expects the sales agent mechanism to generate cash to meet short- and long-term cash requirements.

Response: In response to the Staff’s comment, the 8-K has been revised. Please refer to page 29 of the Revised 8-K.

Cash flow from Operating Activities, page 28

2.	We note your response to comment five. Please revise your disclosure to discuss how the company advertises and sells the VIP cards to customers.

Response: In response to the Staff’s comment, the 8-K has been revised. Please refer to page 29 of the Revised 8-K.

Item 9.01 Financial Statement and Exhibits, page

36 (b) Pro Forma Financial Information

3.	We note your response to comment 6. We note that the Unanimous Action Confirmation Letter refers to 100% equity interest in the Partnership. Please tell us if any of the partners have the ability to revoke the agreement. We also note that the General Partner is also a Limited Partner in the partnership. In this regard, tell us of the rights of the general partner with regard to significant operating decisions of the partnership. Also, tell who the General Partner is and who appointed him. Also, tell us why Mr. Lao is not the General Partner.

Response: No partner, either general or limited partner, has the ability to revoke the agreement. Please note that a General partner is not a limited partner in our entities, as under PRC law, a General Partner cannot be the Limited Partner at the same time.

The general partner of both Wuxi Club and Nanjing Club is Mr. Huiwen Qu, who is also a management team member of us. According to the Unanimous Action Confirmation Letter, all significant operating decisions are made by our management team, and the general partner Mr. Huiwen Qu is required to follow the decision.

Mr. Yazhong Liao, Ms. Zhangmei Zhang, and Mr. Huiwen Qu are the original founders of the whole group, and formed firm trust to each other. By their unanimous consent, they had Mr. Huiwen Qu to be the general partner of Wuxi Club and Nanjing Club. A partner is the “shareholder” of a partnership enterprise, therefore a partner cannot be appointed under PRC law.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Note 3. Summary of Significant Accounting Policies, page F-10

4.	We note your response to comment 8. We note that the Unanimous Action Confirmation Letter refers to 100% equity interest in the Partnership. Please tell us if any of the partners have the ability to revoke the agreement. We also note that the General Partner is also a Limited Partner in the partnership. In this regard, tell us of the rights of the general partner with regard to significant operating decisions of the partnership. Also, tell who the General Partner is and who appointed him. Also, tell us why Mr. Lao is not the General Partner. Please tell us if any of the partners have the ability to revoke the agreement.

Response: No partner, either general or limited partner, has the ability to revoke the agreement. Please note that a General partner is not a limited partner in our entities, as under PRC law, a General Partner cannot be the Limited Partner at the same time.

The general partner of both Wuxi Club and Nanjing Club is Mr. Huiwen Qu, who is also a management team member of us. According to the Unanimous Action Confirmation Letter, all significant operating decisions are made by our management team, and the general partner Mr. Huiwen Qu is required to follow the decision.

Mr. Yazhong Liao, Ms. Zhangmei Zhang, and Mr. Huiwen Qu are the original founders of the whole group, and formed firm trust to each other. By their unanimous consent, they had Mr. Huiwen Qu to be the general partner of Wuxi Club and Nanjing Club. A partner is the “shareholder” of a partnership enterprise, therefore a partner cannot be appointed under PRC law.

Property and Equipment, page F-12

5.	We note your response to comment nine. Please define “fitment construction company” and specifically describe the service provided to you. Tell us why leasehold improvement costs for air conditioning and electrical systems include construction materials such as cement, lime, sand, distemper and steel structures. These items appear to represents components of a building rather than costs incurred in connection with leasehold improvements. Please explain.

Response: The premises we rented in Wuxi, Nanjing and Jintan were all handed over to us in a skeleton condition, and had gray cement or plaster barren walls and floor only. There were no fixtures other than pipes within the concrete to put in electrical systems, air conditioning and other items. We as the leasee need to make up the barren walls and floor into good usable conditions (with cement, lime, sand, distemper, etc.), build up additional cross walls, build up decoration sculptures, install air conditioning and electricity systems, set up the fireproof system, etc. Therefore, we hired fitment construction companies to finish the necessary fitment in each location. Their service included designing the whole fitment and electrical, water, air conditioning and other systems, purchasing materials on behalf of us, performing the construction, finishing the completion acceptance, etc. Construction materials such as cement, lime, sand, distemper and steel structures were mainly used for building up and making up walls, floor and decoration sculptures, not for air conditioning and electrical systems.

6.	We note your response to and reissue comment 10. Provide us with an analysis of those costs capitalized as leasehold improvements by lease.

Response: The costs capitalized as leasehold improvement as of December 31, 2013 included:

Cost capitalized as leasehold improvement	December 31, 2013
Fitment construction company lump sum	$2,356,837
Design fee	24,541
Decoration framework	191,538
Decoration sculpture	105,891
Air conditioning system	297,660
Fireproof system	165,898
Electricity system	34,809
Drainage system	7,362
Others	64,598
Total	$3,249,135

The above capitalized costs are amortized over 5 years which is the shorter of the lease term and estimated useful life.

7.	We note your response to comment 11 and refer to the schedule of your future minimum rental commitments for the next five years presented on page F-20. Please tell what accounts for the increase in rent expense in 2015, 2016, 2017 and 2018. Further, please tell us if the scheduled rent increases and rent holidays as described on page F-12 have been included in minimum lease payments and are recognized on a straight-line basis over the respective lease term in accordance with ASC 840-20-25-2.

Response: As the lease contracts we entered into with the landlords are for 9-10 years, the landlord required incremental rental schedules which are clearly defined in the contacts. We think it reasonable that it will account for the CPI increases or economic inflation. We confirm that the scheduled rent increases and rent holidays as described on page F-12 have been included in minimum lease payments and are recognized on a straight-line basis over the respective lease term in accordance with ASC 840-20-25-2.

Note 12. Unearned Income, page F-17

8.	Please provide us with a roll-forward of unearned income in total and by club since the beginning of operations.

Response: A roll-forward of unearned income in total and by club since the beginning of our operation to December 31, 2013 is presented as below:

	Wuxi	Nanjing	Jintan	Sub-total VIP cards	Health recuperation customers	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	USD
Balance at beginning of operation	-	-	-	-	-	-	-
Receipt in advance	28,985,336	228,000	624,623	29,837,959	1,030,000	30,867,959	5,050,221
Customer consumption	(6,761,137)	(733,064)	(662,334)	(8,156,535)	-	(8,156,535)	(1,334,468)
Balance as of December 31, 2013	22,224,199	(505,064)	(37,711)	21,681,424	1,030,000	22,711,424	3,715,753

The VIP cards customers purchased in one club could be used in other clubs too. As Nanjing and Jintan Clubs are opened much later than Wuxi Club, a significant portion of their customers was those who had already purchased the VIP cards in Wuxi Club.

9.	Further, please revise to disclose any refund policies offered to your customers.

Response: In response to the Staff’s comment, the 8-K has been revised. Please refer to page F-17 of the Revised 8-K.

10.	We note your response to comments 5 and 15. Tell us your basis for classifying the line item “unearned income” as a current liability in your balance sheet. Disclose, if true, that since the VIP cards do not have expiration dates, the period in which you will realize the revenue is uncertain.

Response: In response to the Staff’s comment, the 8-K has been revised. Please refer to page F-17 of the Revised 8-K.

As we cannot predict the customers’ consumption mode and the period in which the revenue is realized is uncertain, we are not able to estimate what portion of the unearned income will be earned in the following year. Therefore, we think it prudent and appropriate to classify all the unearned income as current liability.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +86 10 85892003.

Very truly yours,

/s/ G. Michael Bennett
G. Michael Bennett